# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MANCHESTER UNITED PLC, CIK 0001549107
CUSIP: G5784H106
Title of class of securities: Class A ordinary shares, par value $0.0005 per share
Address of issuer's principal executive offices: Sir Matt Busby Way, Old Trafford, Manchester, United Kingdom (X0), M16 0RA
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001484150-17-000005
Filed by CIK 0001484150

## Reporting persons
- Lindsell Train Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 5,776,015; sole dispositive power 0; shared dispositive power 5,776,015; aggregate amount beneficially owned 5,776,015 (10.5% of the class)
- Mr. Michael James Lindsell: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 5,776,015; sole dispositive power 0; shared dispositive power 5,776,015; aggregate amount beneficially owned 5,776,015 (10.5% of the class)
- Mr. Nicholas John Train: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 5,776,015; sole dispositive power 0; shared dispositive power 5,776,015; aggregate amount beneficially owned 5,776,015 (10.5% of the class)

## Item 1. Issuer
Name of issuer: MANCHESTER UNITED PLC
Address of issuer's principal executive offices: Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being jointly filed by Lindsell Train Limited ("the Manager"), a corporation organized under the laws of England and Wales, United Kingdom, Mr. Michael James Lindsell and Mr. Nicholas John Train with respect to the ownership of shares of Ordinary Shares of the Issuer by several separately managed accounts over which the Manager has investment discretion and voting power ("the Managed Accounts"). The Manager and Messrs. Lindsell and Train are collectively referred to in this Schedule 13G/A as the Reporting Persons.
Address of principal business office or, if none, residence: The address of the principal business office of the Manager and Messrs. Lindsell and Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.
Citizenship: The Manager is a corporation organized under the laws of England and Wales, the United Kingdom. Messrs. Lindsell and Train are citizens of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5776015.00
Percent of class: 10.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5776015.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5776015.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lindsell Train Limited: Mathew McNeill, Mathew McNeill, Chief Compliance Officer (01/13/2025)
- Mr. Michael James Lindsell: Mr. Michael James Lindsell, Mr. Michael James Lindsell (01/13/2025)
- Mr. Nicholas John Train: Mr. Nicholas John Train, Mr. Nicholas John Train (01/13/2025)
Comment: 1. Items 4(a) and (b) of Schedule 13G/A
As of December 31, 2024, the Managed Accounts were the legal owners of 5,776,015 shares of Ordinary Shares, respectively. Based on there being 55,016,448 shares of Ordinary Shares, the Managed Accounts' holding represents approximately 10.5% of the outstanding Ordinary Shares, respectively. The Manager serves as investment manager to the Managed Accounts and has investment discretion and voting power over the shares of Ordinary Shares held by the Managed Accounts. Accordingly, the Manager may be deemed to be the beneficial owner of the Ordinary Shares. Michael Lindsell owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager. Nicholas Train owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager. Each of the Reporting Persons disclaims beneficial ownership of the shares of Ordinary Shares of the Issuer held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.
2. Item 4(c) of Schedule 13G/A
As of December 31, 2024, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 5,776,015 shares, respectively, of Ordinary Shares held by the Managed Accounts. Each of the Reporting Persons disclaims beneficial ownership of the shares of Ordinary Shares held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.